Exhibit 99.1

› NICE Systems Limited	› T 972 9 775 3777 F 972 9 743 4282	› Insight from Interactions™
8 Hapnina Street POB 690	E info@nice.com
Ra'anana 43107 Israel

NICE Receives Market Leadership Award, Named Industry Leader
by Top Industry Analyst Firms

Ra’anana, Israel, October 03, 2007 – NICE Systems (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions, today announced that NICE is the recipient of the prestigious 2007 Market Leadership Award for excellence in North American contact center quality management solutions from independent analyst firm Frost & Sullivan, which cited the company as number one in its influential industry report. The company also announced that Gartner, leading provider of research and analysis on the global information technology industry, has rated the company ‘strong positive’ – its highest rating possible – in two recent reports, “MarketScope for Contact Center Quality Management” and “MarketScope for Contact Center Workforce Management.”(1) The reports cover NICE Perform and IEX TotalView Workforce Management system, which are part of the NICE SmartCenter solution.

Recent reports recognize NICE as follows:

■	Frost & Sullivan: quality management market share leader for the fifth consecutive year; workforce management: market share leader by product revenue;
■	Gartner: ‘strong positive’, highest rating possible regarding both contact center quality management and contact center workforce management.

The market share rankings from Frost & Sullivan are based on 2006 product non-GAAP revenues. In addition, NICE non-GAAP revenues in the enterprise market have increased at more than 41% from the first half of 2006 to the first half of 2007.

Keith Dawson, senior analyst at Frost & Sullivan said, “The combination of best-in-class solutions within the NICE SmartCenter offering will help businesses turn raw contact center data into prescriptions for better agent behavior and customer service. NICE SmartCenter enables contact centers to provide the organization with an interpretation of the different kinds of data analyses of customer interactions instead of just reporting them. It provides insight that marketing, legal, compliance, finance and others can use to help understand what’s going on in the contact center. It is clear that NICE remains committed to providing its customers with top-shelf technology and the analytic tools necessary to make sense of contact center activities. We are pleased to recognize NICE Systems as a market leader.”

In its report, Frost & Sullivan also took note of NICE’s IEX TotalView Workforce Management system and its “powerful scheduling algorithms with discrete simulation technology to generate staff plans that take into account site and network routing rules as well as individual agent skills, skill levels, work preferences and availability.”

“We are happy to see recognition of our ongoing market leadership and of our strategy for providing the high performance contact center and enterprise with capabilities for improving performance at the agent, operational and enterprise levels,” said Zvi Baum, NICE President of Enterprise Interactions Solutions. “We are excited that the power and uniqueness of NICE SmartCenter are being recognized by industry thought leaders.”

(1) Gartner Inc., “MarketScope for Contact Center Quality Management, 2007” by Jim Davies, September 14, 2007; and “MarketScope for Contact Center Workforce Management, 2007” by Jim Davies, 16 July 2007.

* The MarketScopes are copyrighted April and July 2007 Gartner, Inc. and are reused with permission. The MarketScope is an evaluation of a marketplace at and for a specific time period. It depicts Gartner’s analysis of how certain vendors measure against criteria for that marketplace, as defined by Gartner. Gartner does not endorse any vendor, product or service depicted in the MarketScope, and does not advise technology users to select only those vendors with the highest rating. Gartner disclaims all warranties, express or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose

NICE SmartCenter
NICE SmartCenter provides organizations with capabilities to improve performance at the agent, operational and enterprise levels. The solution drives contact center and enterprise performance by leveraging the synergies of the combined capabilities of NICE’s offering for interactions capture, quality management, interaction analytics, workforce management, performance management, coaching, and customer feedback; each the leading solution in its category, unified within a Service-Oriented Architecture (SOA) framework, providing powerful functionality with maximum flexibility.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data – from telephony, web, email, radio, video, and other data sources. NICE’s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in 100 countries, including over 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

Corporate Media
Galit Belkind	NICE Systems	+1 877 245 7448
galit.belkind@nice.com
Investors
Daphna Golden	NICE Systems	+1 877 245 7449
ir@nice.com

NICE Trademarks:
360° View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company’s reports filed from time to time with the Securities and Exchange Commission.